

January 31, 2014

Via E-Mail
Stephen Saber
Chief Executive Officer
The Pulse Network, Inc.
437 Turnpike Street
Canton, MA 02021

>   **Re: The Pulse Network, Inc.**
>   **Form 10-K/A for the Fiscal Year Ended March 31, 2013**
>   **Filed January 13, 2014**
>   **File No. 000-54741**

Dear Mr. Saber:

We have reviewed your letter dated January 13, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 16

1.   We have reviewed the revisions to your report on internal control over financial reporting in response to prior comment 8; however, we note that the revisions did not appropriately address our prior comment. Please note that pursuant to Item 308(a)(3) of Regulation S-K, management's conclusion on its assessment of the effectiveness of internal control over financial reporting is required <u>as of the end of the most recent fiscal year</u>. As previously requested, please revise the disclosure to state, if true, that <u>as of March 31, 2013</u>, management concluded that your internal control over financing reporting was not effective.

You may contact me at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, please contact Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Via E-Mail
        Thomas E. Puzzo, Esq.
         Law Offices of Thomas E. Puzzo, PLLC